UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-29174
CUSIP Number:  H50430232

(Check One):   ☐ Form 10-K   ☐   Form 20-F   ☐   Form 11-K     ☒ Form 10-Q     ☐ Form N-SAR   ☐   Form N-CSR

For Period Ended:  June 30, 2009

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Logitech International S.A.
Full name of registrant

Former name if applicable

6505 Kaiser Drive
Address of principal executive office (Street and number)

Fremont, California 94555
City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Logitech International S.A. (the “Company”) has recently uncovered what appear to be unreported customer commitments made by sales associates in its Asia Pacific region.  The Company is reviewing this matter in order to determine the effect of these commitments, or any additional commitments that it may discover in the course of its review, on the Company’s results of operations and, if so, the extent of such effect.  Because these additional commitments were uncovered very recently, the Company could not complete its review without unreasonable effort or expense prior to August 5, 2009 (the prescribed due date for the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2009 (the “Form 10-Q”)).

Although the review is continuing, the Company currently believes that the customer commitments will negatively impact the Company’s aggregate worldwide net sales and operating income by not more than approximately $2.5 million.  However, the Company’s review is ongoing, and there can be no assurance that the impact may not exceed such amount.

Because the Company’s review of this matter is still ongoing, the Company is unable to file its Form 10-Q within the prescribed time period.  The Company expects to file the Form 10-Q as soon as reasonably practicable after completion of its review, and at this time the Company anticipates that it will be able to do so within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Catherine Valentine	(510)	713-4606
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Form 12b-25 contains forward-looking statements, including the statements regarding the timing of the filing of the Company’s quarterly report on Form 10-Q and the expected potential impact on the Company’s results of operations of its ongoing review of the matters noted above. The forward-looking statements in this document involve risks and uncertainties that could cause the Company’s actual results to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include the time and effort to complete the Company’s review, the extent of the customer commitments involved and the existence of any additional commitments that are identified in the course of the review.

Logitech International S.A.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 6, 2009	By:/s/ Catherine Valentine
Catherine Valentine
Vice President Legal and General Counsel